UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 3)*

FutureFuel Corp.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

U36297106
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,049,529

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,049,529

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,049,529

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

98,645

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

98,645

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,645

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Special Opportunities III, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

71,336

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

71,336

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

126,862

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

126,862

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,862

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,346,372

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,346,372

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,346,372

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,346,372

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,346,372

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,346,372

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of the common stock, having $.0001 par value per share (the "Common Stock"), of FutureFuel Corp. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2010 and amends and supplements the Schedule 13G filed on May 30, 2008, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors, LP (“Onshore Fund”).

-	Burlingame Equity Investors II, LP (“Onshore Fund II”).

-	Burlingame Special Opportunities III, LP (the “BSO III Fund”).

-	Burlingame Equity Investors (Offshore) Ltd. (“Offshore Fund”).

-	Burlingame Asset Management, LLC (“BAM”).

-	Blair E. Sanford (“Mr. Sanford”).

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) The Onshore Fund individually beneficially owns 1,049,529 shares of Common Stock.

(ii) The Onshore Fund II individually beneficially owns 98,645 shares of Common Stock.

(iii) The BSO III Fund individually beneficially owns 71,336 shares of Common Stock.

(iv) The Offshore Fund individually beneficially owns 126,862 shares of Common Stock.

(v) BAM, as the general partner of the Onshore Fund, Onshore Fund II and BSO III Fund, and the investment manager of the Offshore Fund, may be deemed to beneficially own the 1,346,372 shares of Common Stock held by them.

(vi) Mr. Sanford may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BAM.

(vii) Collectively, the Reporting Persons beneficially own 1,346,372 shares of Common Stock.

(b)	Percent of Class:

(i) The Onshore Fund’s individual beneficial ownership of 1,049,529 shares of Common Stock represents 2.6% of all of the outstanding shares of Common Stock.

(ii) The Onshore Fund II’s individual beneficial ownership of 98,645 shares of Common Stock represents 0.2% of all of the outstanding shares of Common Stock.

(iii) The BSO III Fund’s individual beneficial ownership of 71,336 shares of Common Stock represents 0.2% of all of the outstanding shares of Common Stock.

(iv) The Offshore Fund’s individual beneficial ownership of 126,862 shares of Common Stock represents 0.3% of all of the outstanding shares of Common Stock.

(v) BAM’s and Mr. Sanford’s beneficial ownership of 1,346,372 shares of Common Stock represents 3.4% of all of the outstanding shares of Common Stock.

(vi) Collectively, the Reporting Persons’ beneficial ownership of 1,346,372 shares of Common Stock represents 3.4% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 1,049,529 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 98,645 shares of Common Stock individually beneficially owned by the Onshore Fund II.

The BSO III Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 71,336 shares of Common Stock individually beneficially owned by the BSO III Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 126,862 shares of Common Stock individually beneficially owned by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 1,049,529 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 98,645 shares of Common Stock individually beneficially owned by the Onshore Fund II.

The BSO III Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 71,336 shares of Common Stock individually beneficially owned by the BSO III Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 126,862 shares of Common Stock individually beneficially owned by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2011

BURLINGAME EQUITY INVESTORS, LP
By:  Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME SPECIAL OPPORTUNITIES III, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
             Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford